UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 5, 2015

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada  T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	_______	Form 40-F	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes	_______	No	✓

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	_______	No	✓

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

The following document is being submitted herewith:

•                 Press Release dated November 5, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	November 5, 2015	By:	/s/”Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge reports third quarter financial results

HIGHLIGHTS

(all financial figures are unaudited and in Canadian dollars unless otherwise noted)

•                  Third quarter loss was $609 million and nine months loss was $415 million, both including the impact of a number of unusual, non-recurring or non-operating factors

•                  Third quarter and nine months adjusted earnings were $399 million and $1,372 million, respectively, or $0.47 and $1.62 per common share, respectively

•                  Third quarter and nine months available cash flow from operations were $668 million and $2,278 million, respectively, or $0.79 and $2.70 per common share, respectively

•                  Enbridge completed the transfer of its Canadian liquids pipelines business and certain Canadian renewable energy assets to Enbridge Income Fund

•                  Enbridge completed a phase of the Mainline Expansion project, adding 230,000 barrels per day of mainline capacity

•                  Enbridge also completed the Woodland Pipeline Extension project, adding 400,000 barrels per day of capacity to the Regional Oil Sands System

•                  The National Energy Board approved Line 9 hydrostatic testing and the line is expected to be placed into service in December 2015

•                  Since the end of the second quarter of 2015, Enbridge raised $3.7 billion in term debt financing through subsidiaries

•                  Enbridge’s sponsored vehicle, Enbridge Income Fund Holdings Inc. announced on October 13, 2015 that it had entered into an agreement to issue $700 million of common equity on a bought deal basis to a syndicate of underwriters; the offering is expected to close on or about November 6, 2015

•                  Enbridge was named to the 2015 Dow Jones Sustainability North American and World Indices

CALGARY, ALBERTA – November 5, 2015 – Enbridge Inc. (Enbridge or the Company) (TSX:ENB) (NYSE:ENB) today reported third quarter adjusted earnings of $399 million, or $0.47 per common share for the three months ended September 30, 2015, compared with $345 million, or $0.41 per common share for the corresponding period in 2014. Available cash flow from operations (ACFFO) increased to $668 million, or $0.79 per common share, in the third quarter of 2015 from $609 million, or $0.73 per common share, in the third quarter of 2014.

“Our third quarter and year-to-date results reflect strong performance from our base business and new earnings and cash flow generated by our growth capital program,” said Al Monaco, President and Chief Executive Officer. “Demand for pipeline capacity has been strong and the scalable and flexible nature of our liquids mainline has enabled us to increase throughput over the first nine months of the year; reaching a record 2.3 million barrels per day in the month of August. By the end of 2015, we will have put some $18 billion of new projects into service over the last two years, which will sustain growth in the years to come.

Forward-Looking Information and Non-GAAP Measures

This news release contains forward-looking information and references to non-GAAP measures. Significant related assumptions and risk factors, as well as reconciliations are described under the Forward-Looking Information and Non-GAAP Measures sections of this news release, respectively.

“We continue to remain confident in our ability to deliver solid growth for our shareholders over the long run. We recently rolled out our five-year strategic plan that now extends into 2019. That plan includes a significant $38 billion growth program, $24 billion of which is commercially secured and in execution,” Mr. Monaco said. “Our plan is expected to generate compound average annual adjusted earnings per share growth of 11-13% and compound average annual ACFFO per share growth of 15-18% through 2019.

“At the same time, we remain focused on the reliable and safe operations of our assets, which, together with providing access to the best markets, provide cost effective transportation for our customers in a challenging commodity price environment. Strong cost management, aligned to the highest standards for safety and reliability, is critical to our customers.”

Mr. Monaco emphasized that execution of the growth program remains a top priority for the Company. “Our ability to execute on major projects is a competitive differentiator for Enbridge. We bring disciplined processes, effective supply-chain management, and resources to advance needed market access projects in a challenging permitting environment.”

Efficient and cost-effective funding is also key to execution of the Company’s growth program. On September 1, Enbridge completed the closing of the $30.4 billion drop down of its Canadian Liquids Pipelines assets and certain Canadian renewable power generation assets to Enbridge Income Partners LP (EIPLP), in which Enbridge Income Fund (the Fund) has an indirect interest (the Canadian Restructuring Plan). The transaction advances the Company’s sponsored vehicle strategy and supports Enbridge’s previously announced 33% dividend increase in 2015 and expected annual average dividend per share growth of 14-16% through 2019.

“With this drop-down complete, we believe that Enbridge Income Fund Holdings Inc. has become the premier Canadian vehicle for investors looking for a high payout of cash from low-risk energy infrastructure along with unparalleled growth through 2019. Our sponsored vehicle strategy bolsters our financial strength and flexibility, expands our access to attractive sources of funding and enhances returns on our invested capital and ability to generate industry leading growth through and beyond our planning horizon,” noted Mr. Monaco.

On October 13, Enbridge Income Fund Holdings Inc. (ENF) announced that it had entered into an agreement with a syndicate of investment banks for the purchase and distribution of 21.5 million common shares for approximately $700 million on a bought deal basis. The transaction is expected to close on or about November 6, 2015. Concurrent with the closing of the public offering, Enbridge has agreed to subscribe for 5.3 million common shares of ENF on a private placement basis at the same price as the public offering to maintain its 19.9% ownership interest in ENF.

Enbridge was also active in the debt markets during the quarter, issuing approximately $1.6 billion in medium-term notes, through its subsidiaries Enbridge Pipelines Inc. (EPI) and Enbridge Gas Distribution Inc. (EGD), and a further US$1.6 billion in senior notes issued in October 2015 through Enbridge Energy Partners, L.P. (EEP).

The Company also continued to advance several key greenfield development projects in the third quarter.

In July, Enbridge and EEP completed a phase of the Mainline Expansion project, increasing capacity of the liquids mainline system by 230,000 barrels per day (bpd) through installation of additional pumping stations. The Woodland Pipeline Extension Project, which extends the Woodland Pipeline south from Enbridge’s Cheecham Terminal to its Edmonton Terminal, was also completed in July, increasing available capacity to oil sands shippers by 400,000 bpd.

On September 30, the National Energy Board approved the results of hydrostatic tests on three segments of Line 9, satisfying the final condition required before placing the line into service. Line-fill has begun and deliveries on the 300,000 bpd Line 9B are expected to begin in December.

The Line 9 delay will impact full year 2015 adjusted earnings relative to original expectations, which had assumed an early 2015 in-service date. The Company now expects 2015 adjusted earnings per share to fall within the lower half of its guidance range of $2.05 to $2.35 per share. Other factors which were trending positively relative to guidance and serving to offset the impact of the Line 9 delay are now expected to be weaker in the fourth quarter. These factors impact ACFFO to a lesser degree and the Company’s 2015 ACFFO outlook remains unchanged at $3.30 to $4.00 per common share.

During the quarter Enbridge also announced that it had once again earned a place on both the Dow Jones Sustainability North America Index, and the Dow Jones Sustainability World Index. Enbridge has been included in the North America Index eight times in the past nine years, and named to the World Index six times, including the past four years running.

Enbridge also delivered its 2014 Safety Report to the Community in October, which highlights progress toward the goal of being an industry leader in this area.

“This report is a reflection of our commitment to achieving industry leadership in the reliability and integrity of our pipelines and facilities, and protection of the environment,” said Mr. Monaco. “Being a leader in these areas enables everything else we do, including sustaining the growth of our Company for the future.”

OPERATIONS – EARNINGS

Enbridge 2015 third quarter adjusted earnings were $399 million, or $0.47 per common share, compared with adjusted earnings of $345 million, or $0.41 per common share in the comparative 2014 period. The increase in adjusted earnings was achieved across various businesses reflecting the steady performance from the Company’s core businesses, as well as new earnings generated from the successful execution of the Company’s growth capital program.

Growth in consolidated adjusted earnings was largely driven by stronger contributions from the Canadian Mainline, mainly from higher throughput following the expansion of the Company’s mainline system completed in July 2015. In addition, a strong United States dollar had a positive impact on Canadian Mainline earnings as the International Joint Tariff (IJT) Benchmark Toll and its components are set in United States dollars. The majority of the Company’s foreign exchange risk on Canadian Mainline is hedged; however, the average foreign exchange rate at which these revenues were hedged was higher in the third quarter of 2015 compared with the same period in 2014. It should be noted that following the close of the Canadian Restructuring Plan on September 1, 2015, adjusted earnings from the Canadian Mainline and the Regional Oilsands Pipeline business are no longer reported in the Liquids Pipeline segment but are captured in the results of the Fund Group (comprising the Fund, Enbridge Commercial Trust, EIPLP and the subsidiaries of EIPLP) which are reported within Sponsored Investments in Enbridge’s consolidated reporting.

Greater available capacity on Enbridge’s mainline system helped to alleviate upstream apportionment on the Company’s mainline system and resulted in positive earnings growth from the Flanagan South and Seaway Pipelines, which were negatively impacted by the upstream apportionment in the first half of 2015.

The Fund Group continued to deliver positive year-over-year growth into the third quarter of 2015. Earnings from the Fund Group reflected the positive effects of the drop down of Liquids Pipelines and renewable energy assets as a result of the Canadian Restructuring Plan. The Fund Group also benefitted from the November 2014 transfer of natural gas and diluent interests from Enbridge which also contributed to higher period-over-period earnings.

EGD continued to perform well into the third quarter of 2015, reflecting continued customer growth, as well as higher distribution charges due to increased assets base.

In Gas Pipelines, Processing and Energy Services, after a very strong first half, the performance of Energy Services weakened in the third quarter of 2015 as a result of less favourable conditions in certain markets accessed by committed transportation capacity, combined with an erosion of the favourable tank management opportunities experienced in the first half of 2015. Aux Sable also generated a loss in the third quarter of 2015 due to lower fractionation margins.

The discussion of adjusted earnings above excludes the impact of unusual, non-recurring or non-operating factors, the most significant of which are changes in unrealized derivative fair value gains and losses from the Company’s long-term hedging program; one-time impacts from the transfer of assets between entities under common control of Enbridge in connection with the Canadian Restructuring Plan, including a loss on de-designation of interest rate hedges, write-off of a regulatory asset in respect of taxes and transaction costs; as well as gains on the disposal of non-core assets and certain costs and related insurance recoveries arising from crude oil releases. See Non-GAAP Measures.

OPERATIONS – AVAILABLE CASH FLOW FROM OPERATIONS

ACFFO was $668 million, or $0.79 per common share, for the three months ended September 30, 2015 compared with $609 million, or $0.73 per common share, for the three months ended September 30, 2014. ACFFO was $2,278 million, or $2.70 per common share, for the nine months ended September 30, 2015 compared with $1,896 million, or $2.30 per common share, for the nine months ended September 30, 2014.

The Company experienced strong quarter-over-quarter and nine-month growth in ACFFO which was driven by the same factors as those impacting adjusted earnings across the Company’s various businesses, as discussed above. In addition, the significant growth capital program undertaken by the Company over recent years is also positioning the Company for future growth and new opportunities, and contributing to the ACFFO growth.

Also contributing to the period-over-period increase in ACFFO were lower maintenance capital expenditures in 2015 compared with the corresponding 2014 periods. Over the last few years, under its maintenance capital program, the Company has made a significant investment on the ongoing support and maintenance of the existing pipeline system and on maintaining the service capability of the existing assets. The period-over-period decrease in maintenance capital expenditures is due to the completion of certain maintenance programs in 2014. The Company plans to continue to invest in its maintenance capital program to support the safety and reliability of its operations.

The period-over-period increase in ACFFO was partially offset by distributions to noncontrolling interests in EEP and Enbridge Energy Management, L.L.C. and to redeemable noncontrolling interest in the Fund. Distributions were higher for each of the three and nine-month periods in 2015 compared with the corresponding 2014 periods. Also, the Company’s payment of preference share dividends increased period-over-period due to preference shares issued in 2014 to fund the Company’s growth capital program. Finally, the ACFFO was also adjusted for the cash effect of certain unusual, non-recurring or non-operating factors as discussed in Non-GAAP Reconciliations.

THIRD QUARTER 2015 OVERVIEW

For more information on Enbridge’s growth projects and operating results, please see the Management’s Discussion and Analysis (MD&A) which is filed on SEDAR and EDGAR and also available on the Company’s website at www.enbridge.com/InvestorRelations.aspx.

•                 Loss attributable to common shareholders was $609 million in the third quarter of 2015 compared with a loss of $80 million in the third quarter of 2014. The Company delivered strong quarter-over-quarter adjusted earnings growth; however, the visibility and the comparability of the Company’s operating results are impacted by a number of unusual, non-recurring or non-operating factors, the most significant of which is changes in unrealized derivative fair value gains and losses. The Company has a comprehensive long-term economic hedging program to mitigate interest rate, foreign exchange and commodity price exposures. The changes in unrealized mark-to-market accounting impacts from this program create volatility in short-term earnings, but the Company believes over the long-term it supports the reliable cash flows and dividend growth upon which the Company’s investor value proposition is based. The comparability of the Company’s quarter-over-quarter loss was also impacted by the transfer of assets between entities under common control of Enbridge in connection with the Canadian Restructuring Plan, which generated a number of one-time charges in the quarter including a $247 million loss on the de-designation of interest rate hedges, an $88 million write-off of a regulatory asset in respect of taxes and $16 million of transaction costs in the third quarter of 2015. Partially offsetting these charges was a $44 million after-tax gain recognized in the third quarter on the disposal of non-core assets within the Liquids Pipelines segment.

•                 Enbridge adjusted earnings increased from $345 million in the third quarter of 2014 to $399 million in the third quarter of 2015 and ACFFO increased from $609 million in the third quarter of 2014 to $668 million in the third quarter of 2015, as discussed above.

•                 On September 1, 2015, Enbridge announced it had closed the Canadian Restructuring Plan for an aggregate consideration of $30.4 billion plus incentive distribution and performance rights.

•                 Since June 30, 2015, the Company completed the following financing transactions:

•                 On October 6, 2015, EEP issued senior unsecured notes of US$500 million with a five-year maturity, US$500 million with a 10-year maturity and US$600 million with a 30-year maturity.

•                 On September 29, 2015, Enbridge issued medium-term notes of $600 million with a 10-year maturity and $400 million with a 30-year maturity through its subsidiary EPI.

•                 On September 11, 2015, Enbridge issued medium-term notes of $400 million with a 10-year maturity and $170 million with a 29-year maturity through its subsidiary EGD.

Also, on October 13, 2015 the Company’s affiliate ENF announced that it had entered into an agreement to issue 21,475,000 common shares on a bought deal basis to a syndicate of underwriters for gross proceeds of approximately $700 million at a price of $32.60 per common share. The underwriters were also granted an over-allotment option, exercisable within 30 days following closing of the offering, to acquire up to an additional 3,064,877 common shares at the offering price. Enbridge has agreed with ENF to subscribe for up to 6,096,123 common shares (assuming the over-allotment option is exercised in full) in a private placement transaction at the same price as, and concurrent with the closing of, the public offering in order to preserve its 19.9% interest in ENF. Both the public offering and the private placement are expected to close on or about November 6, 2015.

On November 5, 2015 Enbridge announced the acquisition of a 24.9% interest in the 400 megawatt (MW) Rampion Offshore Wind Project (the Rampion project) in the United Kingdom (UK), located 13 kilometres (8 miles) off the UK Sussex coast at its nearest point. The Company’s total investment in the project through construction is expected to be approximately $750 million (£370 million). The Rampion project was developed and is being constructed by E.ON Climate & Renewables UK Limited, a subsidiary of E.ON SE (E.ON). Construction of the wind farm began in September 2015 and it is expected to be fully operational in 2018. The Rampion project is backed by revenues from the UK’s fixed price Renewable Obligation certificates program and a 15-year power purchase agreement. Under the terms of the agreement, Enbridge will become one of the three shareholders in the Rampion project with the UK Green Investment Bank plc holding a 25% interest and E.ON retaining the balance of 50.1% interest.

DIVIDEND DECLARATION

On November 4, 2015, the Enbridge Board of Directors declared the following quarterly dividends. All dividends are payable on December 1, 2015 to shareholders of record on November 16, 2015.

Common Shares	$0.46500
Preference Shares, Series A	$0.34375
Preference Shares, Series B	$0.25000
Preference Shares, Series D	$0.25000
Preference Shares, Series F	$0.25000
Preference Shares, Series H	$0.25000
Preference Shares, Series J	US$0.25000
Preference Shares, Series L	US$0.25000
Preference Shares, Series N	$0.25000
Preference Shares, Series P	$0.25000
Preference Shares, Series R	$0.25000
Preference Shares, Series 1	US$0.25000
Preference Shares, Series 3	$0.25000
Preference Shares, Series 5	US$0.27500
Preference Shares, Series 7	$0.27500
Preference Shares, Series 9	$0.27500
Preference Shares, Series 11	$0.27500
Preference Shares, Series 13	$0.27500
Preference Shares, Series 15	$0.27500

CONFERENCE CALL

Enbridge will hold a conference call on Thursday, November 5, 2015, at 9:00 a.m. Eastern Time (7:00 a.m. Mountain Time) to discuss the third quarter 2015 results. Analysts, members of the media and other interested parties can access the call toll-free at 1-800-447-0521 from within North America and outside North America at 1-847-413-3238, using the access code of 40968124#. The call will be audio webcast live at http://edge.media-server.com/m/p/a4yaqkwp. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The replay will be available toll-free at 1-888-843-7419 within North America and outside North America at 1-630-652-3042 (access code 40968124#) until November 12, 2015.

The conference call will begin with presentations by the Company’s President and Chief Executive Officer and the Chief Financial Officer, followed by a question and answer period for investment analysts. A question and answer period for members of the media will then immediately follow.

Enbridge, a Canadian Company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge operates the world's longest crude oil and liquids transportation system across Canada and the United States and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada's largest natural gas distribution company, serving residential, commercial and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in more than 1,800 megawatts of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs more than 11,000 people, primarily in Canada and the United States, and is ranked as one of Canada’s Top 100 Employers for 2015. Enbridge's common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this news release to provide information about the Company and its subsidiaries and affiliates, including management’s assessment of Enbridge and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as ‘‘anticipate’’, ‘‘expect’’, ‘‘project’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘plan’’, ‘‘intend’’, ‘‘target’’, ‘‘believe’’, “likely” and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to the following: expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected ACFFO or ACFFO per share; expected future cash flows; expected costs related to projects under construction; expected in-service dates for projects under construction; expected capital expenditures; estimated future dividends; adjusted earnings per share guidance; ACFFO per share guidance; expected costs related to leak remediation and potential insurance recoveries; expectations regarding the impact of the Canadian Restructuring Plan; dividend payout policy and dividend payout expectation.

Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the following: the expected supply of and demand for crude oil, natural gas, natural gas liquids (NGL) and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; expected exchange rates; inflation; interest rates; availability and price of labour and pipeline construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for the Company’s projects; anticipated in-service dates; weather; the impact of the Canadian Restructuring Plan and dividend policy on the Company’s future cash flows; credit ratings; capital project funding; expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and expected future ACFFO; and estimated future dividends. Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates and may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to expected earnings/(loss), adjusted earnings/(loss), ACFFO and associated per share amounts, the impact of the Canadian Restructuring Plan on Enbridge or estimated future dividends. The most relevant assumptions associated with forward-looking statements on projects under construction, including estimated completion dates and expected capital expenditures, include the following: the availability and price of labour and pipeline construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; the impact of weather; and customer and regulatory approvals on construction and in-service schedules.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to adjusted earnings guidance, ACFFO guidance, operating performance, impact of the Canadian Restructuring Plan, revised dividend policy, regulatory parameters, project approval and support, weather, economic and competitive conditions, changes in tax law and tax rate increases, exchange rates, interest rates, commodity prices and supply of and demand for commodities, including but not limited to those risks and uncertainties discussed in this news release and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by applicable law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

NON-GAAP MEASURES

This news release contains references to adjusted earnings/(loss) and ACFFO. Adjusted earnings/(loss) represents earnings or loss attributable to common shareholders adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis. These factors, referred to as adjusting items, are reconciled and discussed in the financial results sections for the affected business segments in the Company’s MD&A. Adjusting items referred to as changes in unrealized derivative fair value gains and losses are presented net of amounts realized on the settlement of derivative contracts during the applicable period.

ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in regulatory assets and liabilities and environmental liabilities) less distributions to noncontrolling interests and redeemable noncontrolling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors.

Management believes the presentation of adjusted earnings/(loss) and ACFFO provide useful information to investors and shareholders as they provide increased transparency and insight into the performance of the Company. Management uses adjusted earnings/(loss) to set targets and to assess the performance of the Company. Management also uses ACFFO to assess the performance of the Company and to set its dividend payout target. Adjusted earnings/(loss), adjusted earnings/(loss) for each segment and ACFFO are not measures that have standardized meaning prescribed by accounting principles generally accepted in the United States of America (U.S. GAAP) and are not U.S. GAAP measures. Therefore, these measures may not be comparable with similar measures presented by other issuers. The tables below summarize the reconciliation of the GAAP and non-GAAP measures.

NON-GAAP RECONCILIATIONS

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
(millions of Canadian dollars)
Earnings/(loss) attributable to common shareholders	(609)	(80)	(415)	1,066
Adjusting items[1]:
Changes in unrealized derivative fair value (gains)/loss[2]	654	396	1,335	156
Canadian Restructuring Plan	351	-	351	-
Goodwill impairment loss	-	-	167	-
Make-up rights adjustments	8	6	-	6
Leak remediation costs, net of leak insurance recoveries	(1)	16	(4)	17
Warmer/(colder) than normal weather	-	2	(27)	(35)
Gains on sale of non-core assets and investment, net of losses	(37)	-	(46)	(57)
Valuation allowance on deferred income tax assets	32	-	32	-
Project development and transaction costs	2	3	14	6
Tax on intercompany gains on sale of partnership units	-	-	39	-
Out-of-period adjustment	-	-	(71)	-
Other	(1)	2	(3)	6
Adjusted earnings	399	345	1,372	1,165

1                  The above table summarizes adjusting items by nature.

2                  Changes in unrealized derivative fair value gains and losses are presented net of amounts realized on the settlement of derivative contracts during the applicable period.

AVAILABLE CASH FLOW FROM OPERATIONS

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
(millions of Canadian dollars, except per share amounts)
Cash provided by operating activities - continuing operations	905	746	3,765	1,872
Adjusted for changes in operating assets and liabilities[1]	444	310	214	1,307
	1,349	1,056	3,979	3,179
Distributions to noncontrolling interests	(177)	(135)	(501)	(395)
Distributions to redeemable noncontrolling interests	(27)	(18)	(80)	(55)
Preference share dividends	(72)	(63)	(214)	(174)
Maintenance capital expenditures[2]	(204)	(259)	(520)	(658)
Significant adjusting items[3]	(201)	28	(386)	(1)
Available cash flow from operations (ACFFO)	668	609	2,278	1,896
Available cash flow from operations per common share	0.79	0.73	2.70	2.30

1                  Changes in operating assets and liabilities include changes in regulatory assets and liabilities and environmental liabilities, net of recoveries.

2                  Maintenance capital expenditures are expenditures that are required for the ongoing support and maintenance of the existing pipeline system or that are necessary to maintain the service capability of the existing assets (including the replacement of components that are worn, obsolete, or completing their useful lives). For the purpose of ACFFO, maintenance capital excludes expenditures that extend asset useful lives, increase capacities from existing levels or reduce costs to enhance revenues or provide enhancements to the service capability of the existing assets.

3                  Included in significant adjusting items for the three months ended September 30, 2015 were weather normalization of nil (2014 - $2 million), project development and transaction costs of $35 million (2014 - $1 million), hydrostatic testing of $49 million (2014 - nil) and other items of ($28) million (2014 - $25 million). Included in significant adjusting items for the nine months ended September 30, 2015 were weather normalization of ($27) million (2014 - ($35) million), project development and transaction costs of $42 million (2014 - $4 million), hydrostatic testing of $49 million (2014 - nil), and other items of ($28) million (2014 - $30 million). Also included in significant adjusting items for the three and nine months ended September 30, 2015 were ($257) million (2014 - nil) and ($422) million (2014 - nil) in respect of losses on sale of previously written down inventory for which there is an approximate offsetting realized derivative gain in ACFFO.

HIGHLIGHTS

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
(millions of Canadian dollars, except per share amounts)
Earnings attributable to common shareholders
Liquids Pipelines[1]	(247)	(31)	(260)	444
Gas Distribution	(2)	(11)	176	144
Gas Pipelines, Processing and Energy Services[1]	104	88	174	386
Sponsored Investments[1]	87	108	182	279
Corporate	(551)	(234)	(687)	(233)
Earnings/(loss) attributable to common shareholders from continuing operations	(609)	(80)	(415)	1,020
Discontinued operations - Gas Pipelines, Processing and Energy Services	-	-	-	46
	(609)	(80)	(415)	1,066
Earnings/(loss) per common share	(0.72)	(0.10)	(0.49)	1.29
Diluted earnings/(loss) per common share	(0.72)	(0.10)	(0.49)	1.27
Adjusted earnings[2]
Liquids Pipelines[3]	195	221	627	659
Gas Distribution	1	(9)	152	109
Gas Pipelines, Processing and Energy Services[3]	(21)	20	94	106
Sponsored Investments[3]	224	126	490	306
Corporate	-	(13)	9	(15)
	399	345	1,372	1,165
Adjusted earnings per common share[2]	0.47	0.41	1.62	1.41
Cash flow data
Cash provided by operating activities	905	746	3,765	1,891
Cash used in investing activities	(1,746)	(2,525)	(5,637)	(8,154)
Cash provided by financing activities	605	1,594	1,516	6,549
Available cash flow from operations[4]
Available cash flow from operations	668	609	2,278	1,896
Available cash flow from operations per common share	0.79	0.73	2.70	2.30
Dividends
Common share dividends declared	400	296	1,195	880
Dividends paid per common share	0.465	0.350	1.395	1.050
Shares outstanding (millions)
Weighted average common shares outstanding	849	835	845	826
Diluted weighted average common shares outstanding	859	847	857	837
Operating data
Liquids Pipelines - Average deliveries (thousands of barrels per day)
Canadian Mainline[5]	2,212	2,039	2,165	1,970
Lakehead System	2,338	2,172	2,292	2,088
Regional Oil Sands System[6]	690	690	770	697
Gas Pipelines - Average throughput (millions of cubic feet per day)
Alliance Pipeline Canada	1,336	1,501	1,490	1,567
Alliance Pipeline US	1,489	1,660	1,646	1,694
Gas Distribution - Enbridge Gas Distribution Inc. (EGD)
Volumes (billions of cubic feet)	44	44	329	332
Number of active customers (thousands)[7]	2,105	2,076	2,105	2,076
Heating degree days[8]
Actual	42	84	2,703	2,783
Forecast based on normal weather volume	64	61	2,314	2,299

1                  Effective September 1, 2015, Enbridge transferred its Canadian Liquids Pipelines business and certain Canadian renewable energy assets to the Fund Group within the Sponsored Investments segment under the Canadian Restructuring Plan. Losses from the Canadian Liquids Pipelines assets prior to the date of transfer of $350 million and $403 million in the three and nine month periods ended September 30, 2015, respectively, (2014 - loss of $59 million and earnings of $349 million, respectively) and earnings from the Canadian renewable energy assets within the Gas Pipelines, Processing and Energy Services segment prior to the date of transfer of $1 million and $1 million in the three and nine month periods ended September 30, 2015, respectively, (2014 - loss of $3 million and $8 million, respectively) have not been reclassified into the Sponsored Investments segment for presentation purposes.

2                  Adjusted earnings represent earnings attributable to common shareholders adjusted for unusual, non-recurring or non-operating factors. Adjusted earnings and adjusted earnings per common share are non-GAAP measures that do not have any standardized meaning prescribed by GAAP.

3                  Adjusted earnings from the Canadian Liquids Pipelines assets prior to the date of transfer of $128 million and $508 million in the three and nine month periods ended September 30, 2015, respectively, (2014 - $175 million and $542 million, respectively) and adjusted earnings from the Canadian renewable energy assets within the Gas Pipelines, Processing and Energy Services segment prior to the date of transfer under the Canadian Restructuring Plan of $2 million and $6 million in the three and nine month periods ended September 30, 2015, respectively, (2014 - loss of $2 million and $4 million, respectively) have not been reclassified into the Sponsored Investments segment for presentation purposes.

4                  ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in regulatory assets and liabilities and environmental liabilities) less distributions to noncontrolling interests and redeemable noncontrolling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors. ACFFO and ACFFO per common share are non-GAAP measures that do not have any standardized meaning prescribed by GAAP.

5                  Canadian Mainline includes deliveries ex-Gretna, Manitoba which is made up of United States and eastern Canada deliveries entering the Canadian Mainline in western Canada.

6                  Volumes are for the Athabasca mainline and Waupisoo Pipeline and exclude laterals on the Regional Oil Sands System.

7                  Number of active customers is the number of natural gas consuming EGD customers at the end of the period.

8                  Heating degree days is a measure of coldness that is indicative of volumetric requirements for natural gas utilized for heating purposes in EGD’s franchise area. It is calculated by accumulating, for the fiscal period, the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. – Media	Enbridge Inc. – Investor Relations
Graham White	Adam McKnight
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 266-7922 or Toll Free: (800) 481-2804
Email: graham.white@enbridge.com	Email: adam.mcknight@enbridge.com